UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS REPORTS SOLID RESULTS

•                  Gross revenues rise 20%; at 11% organic growth stays at high level

•                  In infrastructure and particularly in environment strong organic growth

•                  All regions contribute to growth, United States and the Netherlands the most

•                  Further margin improvement achieved

•                  Net income from operations 20% higher

•                  Despite economic insecurity, outlook for full year 2008 positive

ARNHEM, THE NETHERLANDS — May 7, 2008 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company has achieved solid results in the first quarter of 2008. Gross revenues increased 20% to € 400 million. At 11%, organic growth stayed at a high level, thanks to a good performance in the infrastructure market and especially in the environmental market, where 19% organic growth occurred. Despite the credit crisis, American gross revenues grew, mainly in environment, while RTKL also performed well. The Netherlands also delivered an important contribution to growth. In other European countries, growth slowed down, especially in the real estate market. Net income from operations rose 20% to € 15.3 million (2007: € 12.8 million), as a result of activity growth, margin improvement and a good contribution from acquisitions. The decline of the American dollar and British pound had a 6% negative effect on revenues and profits.

At the end of January 2008, LFR was acquired, a U.S. based environmental consultancy company with gross revenues of US$ 127 million and more than 480 employees. This acquisition strengthens our position in the important Californian environmental market, adds specialist expertise and offers plenty of opportunity for top line and operational synergies. After the end of the first quarter, the acquisition of Elekol was completed (gross revenues € 3 million, 40 employees), active in the Polish market for infrastructure, allowing us to capitalize on the considerable level of investment in the modernization and expansion of infrastructure in Central Europe.

CEO Harrie Noy about the results: “The solid results and healthy organic growth reflect the strong market positions of ARCADIS, based on a robust portfolio with a good spread of activities, both geographically as well as in business lines and clients. Strong growth in the environmental market, expansion of activities in the water market and strict cost controls are the basis for a good performance in the United States. RTKL also performed well, because of its good order book and its focus on market with growth opportunities. The inclusion in the Amsterdamp Midkap starting in March of this year has enlarged the visibility and therefore the attractiveness of our shares.”

Key figures

	First quarter
Amounts in € millions, unless otherwise noted	2008	2007	Δ
Gross revenues	400	332	20%
EBITA	27.5	22.6	22%
Net income	11.6	11.6	0%
Net income per share (in €) (1)	0.57	0.57	1%
Net income from operations (2)	15.3	12.8	20%
Ditto per share (in €) (1),(2)	0.76	0.63	21%

(1)                      In 2008 based on 20.2 million shares outstanding (in 2007: 20.4 million)

(2)                      Before amortization and non operational items

Analysis

Excluding the negative currency effect of 6%, gross revenues increased by 26%. The contribution from acquisitions was 16% and was the result on balance of the acquisition of RTKL, LFR and some smaller companies as well as the sale of Euroconsult. The organic growth of 11% came from all regions, with the United States and the Netherlands, each at approximately 13% organic. At 3% organic growth, Europe lagged somewhat, especially as a result of a slowdown in the real estate market.

Net revenues, the revenues produced by our own staff, increased 17%; and excluding currency effect by 23%. Acquisitions on balance contributed 16%. The organic growth of 6% was lower than in gross revenues, particularly as a result of the increase of third party work, particularly in the environmental market.

EBITA rose 22%; excluding currency effect by 28%. Of this, 24% was the result of acquisitions. The organic increase of 4% was negatively affected by a reduced contribution from carbon credits from the biogas facilities in Brazil. This amounted to € 0.6 million compared to € 1.9 million last year. Excluding this effect, EBITA organically increased by 9%. Despite the lower contribution form carbon credits the margin (EBITA as a percentage of net revenues) improved to 9.9% against 9.5% in the same period last year.

Net income from operations rose 20%. This is somewhat lower than the increase in EBITA, especially as a result of higher financing charges and a higher tax rate. Excluding derivatives, for interest and currency risks financing charges increased to € 3.6 million (2007: € 0.9 million), especially as a result of investments in acquisitions. The tax pressure increased because a larger portion of profits originates from the United States and because of a reduction in the deductibility of option costs.

Developments per business line

Figures noted below concern gross revenues for the first three months of 2008 compared to the same period last year, unless otherwise noted.

•                  Infrastructure

Gross revenues increased 1%. The contribution from acquisitions and divestments was on balance 4% negative. The currency effect was 2% negative. The organic growth of 6% was negatively impacted by the earlier decline in land development in the United States as a result of the credit crunch. Excluding this effect, organic growth amounted to 9%. Main contributions came from the Netherlands, France, Poland and Brazil. In the United States water and to a somewhat lesser extent transportation saw healthy growth.

•                  Environment

Gross revenues increased 19%, despite a negative currency effect of 12%. The contribution of acquisitions was 12% and mainly came from Vectra in the United Kingdom and LFR in the United States. The organic growth was 19%. The United States contributed most to this growth, while in Europe activities grew in the Netherlands, the United Kingdom and Belgium. For the U.S. Army, a new GRiP® contract was won, and with AkzoNobel a master services agreement was signed for global delivery of environmental services, fitting in the trend among multinationals to limit the number of vendors.

•                  Buildings

Gross revenues grew 67%, primarily as a result of acquisitions. This included RTKL in the United States as well as APS in England. The currency effect was 3% negative. The organic growth was limited at 3% because in project management we were bothered by the slowdown in the real estate market, especially in England, and in the United States an important project ended. Although within RTKL some commercial projects saw delays, gross revenues and profits remained at a good level. In the Netherlands, the Philips facility management contract was extended for five years and considerably expanded.

Outlook

In Europe, the infrastructure market remains favorable, with private financing being used for accelerated approaches to bottlenecks. Given the considerable investments, the Polish market offers excellent opportunities. The same holds true for Brazil and Chile. In the United States, the transportation market appears stable, while the master services contract in New Orleans with already over $ 30 million in task orders this year, provides a solid basis for the water market. Sustainability and climate change are drivers for the environmental market. Demand for international services, demand from the oil and gas industry, more GRiP® contracts from the U.S. Army and synergy with LFR offer opportunities to expand services. It is expected that the credit crisis will lead to delays in commercial real estate projects in the buildings market, especially in the United States and England. RTKL has successfully pursued projects in Asia, Central/Eastern Europe and the Middle East. For project management, opportunities exist in infrastructure and in the Middle East. The new facility management contract with Philips provides a solid basis for further expansion of this service.

CEO Noy concludes: “The markets in which we operate offer plenty of opportunity. Still, the economic insecurity requires that we operate with care. Cost controls and more intense market development efforts and sales have a high priority to drive profitable growth. Our strong home market positions, client focused approach and internal cooperation directed at synergy, provide us a differentiating market position, allowing us to gain market share. Further expansion through acquisitions remains high on the priority list. Barring unforeseen circumstances we expect further growth of revenues and profits in 2008.”

ARCADIS is an international company providing consultancy, design and engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 13,500 employees and € 1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

For more information, contact:

Joost Slooten of ARCADIS NV at +31.26.3778604 outside regular office hours please call +31-6-2706-1880; email: j.slooten@arcadis.nl.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, the risk that our delisting from NASDAQ and subsequent deregistration with the SEC will not become effective as currently anticipated, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

— Tables follow —

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME

	First quarter
Amounts in € millions, unless otherwise stated	2008	2007
Gross revenue	399.9	332.1
Materials, services of third parties and subcontractors	(123.0)	(95.1)
Net revenue	276.9	237.0
Operational cost	(244.0)	(210.2)
Depreciation	(5.6)	(4.2)
Other income	0.2
EBITA	27.5	22.6
Amortization identifiable intangible assets	(2.2)	(1.8)
Operating income	25.3	20.8
Financing items	(6.5)	(0.8)
Income from associates	0.2	(0.5)
Income before taxes	19.0	19.5
Income taxes	(6.6)	(6.6)
Profit for the period	12.4	12.9

Attributable to:
Net income (Equity holders of the Company)	11.6	11.6
Minority interest	0.8	1.3

Net income	11.6	11.6
Amortization identifiable intangible assets after taxes	1.4	1.2
Option costs UK share save scheme	0.1
Net effects of financial instruments	2.2	—
Net income from operations	15.3	12.8

Net income per share (in euros)	0.57	0.57
Net income from operations per share (in euros)	0.76	0.63
Weighted average number of shares (in thousands)	20,174	20,399

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in € millions	March 31, 2008	December 31, 2007
Assets
Non-current assets	343.7	332.9
Current assets	626.3	588.8
Total	970.0	921.7

Equity and Liabilities
Shareholders’ equity	182.6	187.7
Minority interest	9.8	11.5
Total equity	192.4	199.2
Non-current liabilities	331.6	229.7
Current liabilities	446.0	492.8
Total	970.0	921.7

ARCADIS NV

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in € millions	Share capital	Share premium	Cumulative translation reserve	Retained earnings	Total shareholders’ equity	Minority interest	Total equity
Balance at 31-12-2006	1.0	44.2	(7.6)	151.3	188.9	11.8	200.7
Exchange rate differences			(2.0)		(2.0)	0.1	(1.9)
Taxes related to share-based compensation				—	—		—
Income directly recognized in equity			(2.0)	—	(2.0)	0.1	(1.9)
Profit for the period				11.6	11.6	1.3	12.9
Total income / (expenses) for the period			(2.0)	11.6	9.6	1.4	11.0
Dividends to shareholders						(0.9)	(0.9)
Share-based compensation				0.8	0.8		0.8
Options exercised				1.2	1.2		1.2
Balance at 31-03-2007	1.0	44.2	(9.6)	164.9	200.5	12.3	212.8

Balance at 31-12-2007	1.0	44.2	(29.8)	172.3	187.7	11.5	199.2
Exchange rate differences			(18.3)		(18.3)	(0.6)	(18.9)
Taxes related to share-based compensation				0.1	0.1		0.1
Income directly recognized in equity			(18.3)	0.1	(18.2)	(0.6)	(18.8)
Profit for the period				11.6	11.6	0.8	12.4
Total income / (expenses) for the period			(18.3)	11.7	(6.6)	0.2	(6.4)
Share-based compensation				1.4	1.4		1.4
Dividends to shareholders						(1.1)	(1.1)
Options exercised				0.1	0.1		0.1
Expansion ownership						(0.8)	(0.8)
Balance at 31-03-2008	1.0	44.2	(48.1)	185.5	182.6	9.8	192.4

ARCADIS NV

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	First quarter
	2008	2007
Net income	11.6	11.6
Depreciation and amortization	7.7	6.0
Gross cash flow	19.3	17.6
Net working capital	(85.0)	(65.5)
Other changes	2.1	6.0
Net cash provided/(used) by operating activities	(63.6)	(41.9)

Investments/divestments (net) in:
(In)tangible fixed assets	(6.8)	5.9
Acquisitions/divestments	(31.2)	(7.6)
Financial assets	(1.8)	(2.2)
Net cash used in investing activities	(39.8)	(3.9)

Net cash provided by financing activities	94.5	25.1

Change in cash and equivalents	(8.9)	(20.7)
Exchange rate differences	(2.8)	(0.7)
Cash and cash equivalents at January 1	92.6	101.5
Cash and cash equivalents at March 31	80.9	80.1

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: May 8, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer